

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Janet H. Zelenka
Executive Vice President and Chief Financial Officer
Stericycle, Inc.
2355 Waukegan Road
Bannockburn, IL 60015

      Re: Stericycle, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Filed February 24, 2022
           File No. 001-37556

Dear Janet H. Zelenka:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Energy & Transportation